Isramco, Inc.
2425 West Loop South, Suite 810
Houston, Texas  77027
Tel.:  713-621-5946
Fax:  713-621-3988

January 7, 2011

BY EDGAR
BY U. S. FIRST CLASS MAIL

Mr. Ethan Horowitz
Branch Chief
Mr. Donald F. Delaney
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D. C.  20549

Re:	Isramco, Inc.
Comment Letter Dated November 29, 2010
File No. 000-12500

Gentlemen:

This letter is in response to the comment letter from the Securities and Exchange Commission (the “Commission”) dated November 29, 2010 (the “Comments”), relating to the financial statements of Isramco, Inc. (“Isramco”) described in the Comments.  In this regard, we appreciate the courtesy of the Commission in extending the time for Isramco to make this response to January 7, 2011.

Each of the Comments will be addressed individually. In this regard, Isramco is in the process of preparing its 10-K for the fiscal year ended 2010 (the “2010 10-K), which the Company intends to finalize and file on or before March 15, 2011.  As this document will be filed shortly, Isramco respectfully requests that the it be permitted to reflect such Comments in the 2010 10-K and other future filings and not be required to amend its 10-K for the fiscal year 2009 (the “2009 10-K) to reflect the Commission’s  Comments.  This is because, although Isramco believes that the Comments are in most respects correct and useful, Isramco does not believe that they are of such sufficient individual or collective materiality as to warrant formal amendment of the 2009 10-K, especially with the pendency of the 2010 10-K.

Response to Comments

Form 10-K for the Fiscal Year Ended December 31, 2009

Business, page 4

Overview, page 4

Isramco, Inc.
January 7, 2011

1.             You state your estimated reserves were prepared by an independent reserve engineering firm, Cawley, Gillespie & Associates, Inc. Please amend your filing to include their report as an exhibit, as required by Item 1202(a)(8) of Regulation S-K.

Response:

We disagree with this Comment.  We do not believe that the rules require attachment of the of the entire reserve report, constituting over 100 pages.  We do agree that a letter from our independent reserve engineering firm, Cawley, Gillespie & Associates, Inc. containing a summary of the information reflected in the reserve report along with the disclosures required by Item 1202(a)(8) of Regulation S-K is sufficient.  Accordingly, Isramco proposes to include a copy of such letter, summary and disclosures in all future filings.

2.             We note you calculate and present your estimated total proved oil, natural gas and natural gas liquid reserves on a “barrels of oil equivalent” basis.  In future filings, please disclose the basis for such equivalency.  Refer to Regulation S-K 1202(a)(2), Instruction 3, for additional guidance.

Response:

Isramco agrees with this Comment.  The requested disclosures will be included in all filings Isramco makes in the future.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26

3.             Please tell us what consideration you gave to the disclosures pertaining to any “off-balance sheet arrangements.” Refer to Item 303(a)(4) of Regulation S-K, for additional guidance.

Response:

We are aware of the cited guidance and acknowledge that a company should disclose off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on the financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.   However, Isramco does not have any off-balance sheet arrangements and therefore has nothing to disclose in this regard. Isramco will make appropriate express disclosure as to the lack of such off- balance sheet arrangements in future filings.

Results of Continuing Operations, page 31

4.             We note you present average production cost by unit of production (MBOE). We further note that such average cost includes taxes. Tell us the nature of the taxes you have included in your production cost and why you believe it appropriate to include them. Refer to Item 1204(b)(2) of Regulation S-K, for additional guidance.

Isramco, Inc.
January 7, 2011

Response:

We have included ad valorem and production taxes in our production costs.  Isramco believes that it is appropriate to include these items in production costs because management considers such taxes as a cost incident to the production of hydrocarbons and it is presented as such as a line item on Isramco’s financial statements.

Financial Statements, page 44

Notes to Financial Statements. page F-7

Note 1 — Summary of Significant Accounting Policies, page F-7

Recently Issued Accounting Pronouncements, page F11

5.             We note the disclosure of your adoption of the Oil and Gas Estimations and Disclosures standard. Please expand your disclosure to also address the effect of initially applying this standard, or state that such effect was not significant or not practicable to estimate, if true. Please refer to FASB ASC Topic 932-10-65-1(d), for additional guidance.

Response:

The impact of applying this standard on Company’s operating results, financial position and cash flows was not significant.  Isramco does not believe  that amendment of its 2009 Form 10-K is necessary.

Note 10— Income Taxes, page F-24

6.           You state, “There is a net deferred tax asset and it is management’s opinion that a valuation allowance is needed, as it is not more likely than not based on objective evidence that realization of the deferred tax assets is reasonably assured.” Please tell us the amount of allowance you incurred in 2009, the cumulative allowance established, as of December 31, 2009, and where such amounts are reflected in your note disclosure.

Response:

Isramco agrees with the Comment. However, it is the statement itself, i.e., “There is a net deferred tax asset and it is management’s opinion that a valuation allowance is needed,  . . .”  that is incorrect due to a typographical error in the Form 10-K.  The statement should have read:

There is a net deferred tax asset and it is management’s opinion that a valuation allowance is not needed, as it is ~~not~~ more likely than not based on objective evidence that realization of the deferred tax assets is reasonably assured.”

Isramco, Inc.
January 7, 2011

Isramco will correct this error in all filings it makes in the future.

Note 19— Supplementary Oil and Gas Information (Unaudited), page F-31

Oil and Gas Reserves, page F-31

7.             We note you disclose your oil and gas production, for each of the last three fiscal years, by final product sold. Please tell us whether any individual fields contain 15% or more of your total proved reserves and, if so, why you concluded that the information for each significant field was not required. Refer to Item 1204(a) of Regulation S-K, for additional guidance.

Response:

Isramco does not have any individual fields that contain 15% or more of your total proved reserves.

8.             We note you present the tabular information of your proved reserves, as required by Item
1202(a)(1) of Regulation S-K. In future filings, please provide this information on an oil- equivalent-barrels basis. Refer to Item 1202(a)(2) of Regulation S-K, for additional guidance.

Response:

Isramco agrees with the Comment and Isramco will provide this information on an oil- equivalent-barrels basis in all future filings.

9.             Please amend your fling to provide disclosure describing the internal controls you use in your reserves estimation effort, as required by Item 1202(a)(7) of Regulation S-K.

 Response:

Isramco agrees with the Comment.  Isramco will include a specific disclosure of the internal controls used, as specified in Item 1202(a)(7) of Regulation S-K, in all future filings.

10.           It appears you omitted many of the disclosures required by Items 1205, 1206 and 1208 of Regulation S-K Accordingly, please amend your filing to provide this information, or tell us why you believe these reporting requirements are not applicable to your business operations.

Response:

Isramco disagrees with this Comment regarding Items 1205 and 1206.  During 2009, Isramco’s drilling and other exploratory and development activities (Item 1205) were immaterial.  Isramco invested approximately $40,000 on new wells and $0.00 on exploratory wells.  With respect to present activities (Item 1206), as of December 31, 2009, Isramco was not in the process of drilling any wells.

Isramco, Inc.
January 7, 2011

Isramco agrees with this Comment as it relates to Item 1208.  However, the information required to provide the disclosure is not available to Isramco. In this regard, Isramco acquired its properties on a “producing well” basis.  The parties from whom Isramco obtained its interests did not turn over, and Isramco does not have, records containing the information referenced in Item 1208 in the form specified in Item 1208.  Under these circumstances Isramco believes that any attempt to provide such information would likely have been inaccurate and misleading.

Isramco is in the process of obtaining this information, which requires extensive research of public and other third party records not in Isramco’s possession, and will include this information in future filings as it is developed.

Isramco acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its public filings, and that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.  Isramco also acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  Similarly, Isramco’s responses to the Comments do not constitute, and should not be deemed to constitute, any admission by Isramco that its prior disclosures are insufficient or contrary to law.

Please contact the undersigned after you have had the opportunity to review this response.  Isramco looks forward to working with the SEC to resolve all issues raised by its Comments.

Very truly yours,

ISRAMCO, INC.

Edy Francis
Chief Financial Officer